SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Public Company – CVM Code No. 00482-0
CNPJ/MF No. 42.150.391/0001 -70
NIRE No. 29.300.006.939

SHAREHOLDERS ANNOUNCEMENT

Braskem S.A. (“Braskem”), complementing previously disclosed information through a relevant fact published on December 14, 2005, and a Notice to Shareholders published on December 30, 2005, informs its shareholders that during the Ordinary and Extraordinary General Shareholders Meeting, both held on April 7, 2006, the proposals for the payment of interest attributable to shareholders’ equity, as well as dividends referring to 2005 fiscal year were ratified and approved, as detailed below:

PAYMENT OF INTEREST ATTRIBUTABLE TO SHAREHOLDERS’ EQUITY

As it has been already informed to the Shareholders, the Board of Directors and the Board of Executive Officers, during meetings held on December 13, 2005 and December 29, 2005, respectively, authorized the payment of R$270,000,000.00 (two hundred and seventy million reais) as interest attributable to shareholders’ equity, determined on the base date of December 29, 2005, payable to Braskem’s shareholders, ascribed such amount to the priority and mandatory dividends payable for 2005 fiscal year, pursuant to Law no. 9.249/95 and paragraph 6 of article 44 of the Company ByLaws, being:
a) R$ 179,367,987.39 payable to the holders of class “A” preferred shares and to the holders of American Depositary Receipts (“ADRs”), which correspond to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADR (each ADR traded at New York Stock Exchange – NYSE: BAK – corresponds to 2 class “A” preferred shares);
b) R$ 452,881.35 payable to the holders of class “B” preferred shares, which correspond to the gross amount of R$ 0.563940 per share, equivalent to 6% of the share unit par value, pursuant to article 9 of the Company By-Laws; and
c) R$ 90,179,131.26 payable to the holders of common shares, which correspond to the gross amount of R$ 0.746145 per share.
The credit as defined by Braskem’s accounting records was made in an individualized manner to each shareholder on December 29, 2005, based on the shareholders position on that date. As decided by the aforementioned Shareholders Meeting, the payment shall begin as of April 18, 2006, based on the position held on December 29, 2005. The shares traded at the stock exchanges are already being traded net of this interest attributable to shareholders’ equity since January 02, 2006, as previously disclosed, the latter date being also considered as the “Brazilian Record Date” to attend the obligations undertaken as result of the ADR program kept by Braskem in the United States of America;
Pursuant to law, and as disclosed previously and informed by the book keeping agent for the shares issued by Braskem – Banco Itaú S.A, by means of a notice sent to the shareholders which contains information regarding the aforementioned credits and the payments, the payment of interest shall be accomplished according to the net value, net of the 15% withheld income tax, pursuant Law no. 9.249/95, except for shareholders, legal entities provenly exempt or immune from having to pay said income tax, pursuant Law no. 9.532/97, as well as public or private complementary pension companies, insurance companies or programmed pension fund managing companies that have joined the Special Taxation Regime envisaged in MP no. 2,222/01 and in Law no. 10,431/02; Shareholders resident or domiciled in countries not levying income tax, or where the maximum income tax rate is less than 20% (twenty percent), referred to by art. 24 of Law 9.430/96, are subject to the assessment of income tax to be withheld at the rate of 25% (twenty-five percent).

DIVIDEND DISTRIBUTION

The aforementioned Shareholders Meeting has also approved the distribution of dividends referring to 2005 fiscal year in the amount of R$ 55,743,314.12 (fifty-five million, seven hundred and forty three thousand, three hundred and fourteen reais and twelve cents), payable to the holders of common shares, class “A” preferred shares, not kept on treasury, and holders of ADR, which corresponds to the gross amount of R$ 0.154305 per share and of R$ 0.308610 per ADR, to comply with sub-item “c” of art. 9, and sub-item “b” of paragraph 3 of art. 44 of the Company By-Laws, without withholding income tax pursuant the laws in effect.

As per approval, the payment shall begin as of April 18, 2006. As of April 10, 2006, any trading regarding common shares, class “A” preferred shares in Brazilian stock exchanges is being accomplished “ex dividends”, the latter date being also considered as the “Brazilian Record Date” to attend the obligations undertaken as result of the ADR program kept by Braskem in the United States of America;

Banco Itaú S.A. shall remain at the disposal of Braskem’s Shareholders to clarify whatever doubts they may have at the Shareholders Service Venues set up within the branch offices located at the addresses infra:

- Rua Boa Vista, 176 - 1º underground – São Paulo-SP;
- Rua Sete de Setembro, 99 - underground – Rio de Janeiro-RJ;
- Av. João Pinheiro, 195 – ground floor – Belo Horizonte-MG;
- Rua Sete de Setembro, 746 - ground floor – Porto Alegre-RS;
- Rua João Negrão, 65 - mezzanine – Curitiba-PR;
- Av. Estados Unidos, 50 - 2º floor – Salvador-BA;
- SCS Quadra 3 - Edifício D’Ângela - mezzanine – Brasília-DF.

São Paulo/SP, April 07, 2006.

Paul Altit
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer